Exhibit 23(b)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our reports dated November 24, 2010, relating to the consolidated financial statements and financial statement schedule of ArvinMeritor, Inc. and subsidiaries (the “Company”) (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the Company’s change in method of accounting for its convertible notes and the Company’s change in the measurement date of its defined benefit plan assets and liabilities to coincide with its year end), and the effectiveness of the Company’s internal control over financial reporting, appearing in the Annual Report on Form 10-K of the Company for the year ended October 3, 2010.

/s/	DELOITTE & TOUCHE LLP

DELOITTE & TOUCHE LLP

Detroit, Michigan
January 13, 2011